

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 16, 2008

Mr. Guy A. Archbold
Chief Executive Officer
Chapeau, Inc.
1190 Suncast Lane, Suite 2
El Dorado Hills, CA 95762

> **Re:** **Chapeau, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2007**
> **Filed September 28, 2007**
> **File No. 033-01289-D**

Dear Mr. Archbold:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services